

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2015

Jeffrey I. Rassás
President
Nuvola, Inc.
8800 N. Gainey Center Dr., Suite 270
Scottsdale, AZ 85258

>   **Re: Nuvola, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed May 19, 2015**
>   **File No. 333-199794**

Dear Mr. Rassás:

We have reviewed your response letter dated May 13, 2015 and have the following comments.

General

1.   Please revise your registration statement to remove or revise references that imply that the spin-off has not yet been effected. For example, revise the following statements or sections:

- your statement that the "prospectus is being furnished . . . in connection with the spin-off of Nuvola, Inc." on page 3;

- the section titled "The Spin-Off" on pages 8 – 11; and

- your statement that you "expect to enter into an agreement with respect to the sublease of office space following the spin-off" on page 46.

Note that we are continuing to consider the Securities Act implications of the unregistered spin-off and we may have additional comments.

2.   We note that you are a shell company, that you are registering the offer and resale of <u>all</u> of the shares of your outstanding common stock, and that the selling shareholders are considered underwriters. Given this, and because you are not eligible to conduct an at-the-market offering on a primary basis pursuant to Rule 415(a)(4) of Regulation C, the offering by the underwriters must be conducted at a fixed price for the duration of the offering. Accordingly, please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and

revise throughout the prospectus, including the Plan of Distribution, to remove any indications that the selling shareholders have the ability to sell their shares at market prices. We may have additional comments.

Prospectus Cover Page, page 3

3.   Given that the transaction being registered is the resale of all of Nuvola's outstanding shares that are now held by Nuvola shareholders, please revise your initial paragraph so that it is not addressed to the stockholders of Bollente Companies, Inc.

4.   Revise the initial paragraph to clarify that this resale registration statement constitutes the initial public offering of Nuvola's common stock. In addition, where you refer to the number of shares for resale, please disclose that you are registering all of your outstanding common stock and delete the statement that you are not registering any additional shares of common stock.

5.   Please revise to briefly explain that the selling shareholders acquired their shares in an unregistered spin-off. Provide a cross-reference to a more detailed discussion of the potential issues arising from the failure to register the spin-off and to any related risk factor disclosure.

6.   Please revise to limit the outside prospectus cover page to a single page. See Item 501(b) of Regulation S-K.

Prospectus Summary, page 6

7.   As previously requested, please revise your business description so that it accurately reflects the current status of your development. Specifically, prominently disclose that you do not presently have any independent customers and identify your sole customer, Bollente, as a related party. Also state that your operations have been limited to start up and developmental activities and that you have not yet begun providing cloud based services to any independent customers.

8.   Please reconcile the statement on page 7 that you issued $200,000 of 8% convertible notes in June 2014 with your statements on pages 44 and 79 that you issued $150,000 and $75,000 of 8% convertible notes in June 2014 and August 2014, respectively.

9.   We note your disclosure on page 7 regarding your auditor's report dated May 18, 2015 on your financial statements from Inception (November 21, 2013) to December 31, 2014. Since you now include two separate auditor reports on pages 66 and 67 on your financial statements for the year ended December 31, 2014, and from Inception (November 21, 2013) to December 31, 2013, respectively, please reword the disclosure accordingly. Also, please ensure your revised disclosure makes proper reference to the respective report dates of May 15, 2015 and April 30, 2014.

Jeffrey Rassás
Nuvola, Inc.
June 15, 2015
Page 3

The Spin-Off, page 8

10.   As previously indicated, it does not appear that you met the condition set forth in Staff
Legal Bulletin No. 4 regarding a valid business purpose for the spin-off. We note,
however, that the reasons you have listed for the spin-off inappropriately suggest there
was a valid business purpose. It appears you should remove or significantly revise this
disclosure on page 8-10, which, as presently drafted, does not apply to your facts and
circumstances.

Risk Factors, 13

11.   Please include a risk factor addressing risks relating to the fact that you are registering all
of your issued and outstanding common stock. Such risk factor disclosure should
include, for example, the risk that the offering may result in a change of control and that,
should a change in control result, you do not know who the new owners would be or what
impact such a change would have on the company, and that the effect the resale of all of
your shares might have on the market is unknown.

Risk Related to the Spin-Off Distribution

We may have potential liability because the spin-off transaction…, page 13

12.   Please disclose here that you have included a contingent liability footnote to your
financial statements. Consistent with that disclosure, include a clear statement that you
are unable to determine the amount of the contingent liability at this time and that you are
uncertain of the impact to Nuvola and its financial statements and disclosures.

We will need additional capital to finance our operations…, page 13

13.   We note your statement that current cash on hand and other sources of liquidity will not
be sufficient to fund your operations through fiscal 2014. Please update this risk factor.

Selling Stockholders, page 24

14.   Please identify the natural person or persons who exercise sole or shared voting or
investment power over each legal entity listed in the selling stockholder table. See Item
507 of Regulation S-K. For additional guidance, consider Question 140.02 of our
Regulation S-K Compliance and Disclosure Interpretations.

15.   Please reconcile the number of selling stockholders and shares listed in the selling
stockholder table with your statement on page 52 that you have 250 shareholders of
record and 776,453 shares of common stock outstanding. In this regard, it appears the
table identifies 207 selling stockholders and covers 776,453 shares.

Changes In And Disagreements With Accountants On Accounting and Financial Disclosure, page 56

16.   Please file an Exhibit 16 letter from your former accountant, indicating whether or not they agree with the statements made in your disclosures regarding the former accountant. Refer to Item 304(a)(3) and Item 601 of Regulation S-K.

Signatures, page 83

17.   Please note that a majority of the board of directors must sign the registration statement. In this regard, please ensure Mr. Orr signs the registration statement. See Signatures to Form S-1.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any other questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Donald J. Stoecklein, Esq.
        Stoecklein Law Group, LLP